CHARDAN CAPITAL MARKETS, LLC

17 State Street, Suite 2100

New York, NY 10004

February 6, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Cindy Polynice

Re:	Sonnet BioTherapeutics Holdings, Inc.
Registration Statement on Form S-1, File No. 333-269307

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date:	February 7, 2023
Requested Time:	5:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the underwriters of the proposed public offering of securities of Sonnet BioTherapeutics Holdings, Inc. (the “Company”), hereby join the Company’s request that the effective date and time of the above-referenced registration statement on Form S-1 be accelerated so that it will be declared and become effective at 5:00 p.m., Eastern Time, on February 7, 2023, or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, we, as representative of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CHARDAN CAPITAL MARKETS, LLC

By:	/s/ Shai Gerson
Name:	Shai Gerson
Title:	Managing Director